June 13, 2013

North American Energy Resources, Inc.

1535 Soniat Street

New Orleans, LA 70115

Attn: Mr. Alan Massara

RE:	Reserves & Economic Evaluation
North American Energy Resources, Inc.
FYE 2012 - SEC Pricing

Executive Summary

A reserves and economic evaluation has been performed on oil and gas assets of North American Energy Resources, Inc. ("NAER") as of May 1.2013. Well names, working and net revenue interests, and other well information are provided on the attached Exhibit A. Information used in the evaluation was provided by NAER and supplemented by data gathered from public sources. Summary results of this analysis are shown below and details are presented in accompanying exhibits.

This evaluation was performed using SEC standards and SEC Pricing, and includes one (1) Proved Developed Producing (PDP) property.

As presented in the accompanying economic projection, the net reserves and future net cash flow as of May 1, 2013 are as follows (Volumes in MBBLs and MMcf, Values in M$):

	Number of	Gross Reserves)		Net Reserves		Net	Net	NPV
Reserve Class	Properties	Oil (MBBL	Gas (MMCF)	Oil MBBL)	Gas (MMCF)	Capital (MS)	Cashflow (M$)	Disc 0 10% (MS)
PDP	1	0.00	139.95	0.00	8.61	0.00	3.25	2.12
Total Proved	1	0.00	139.95	0.00	8.61	0.00	3.25	2.12

Pricing

Per SEC rules as of January 1, 2010, the SEC pricing is calculated by averaging the first-of-the-month oil and gas pricing for the calendar year being evaluated. For May, 2012 through April, 2013 the average NYMEX price is 3.139 S/MMBTU for natural gas (Henry Hub). Price was held constant for the life of the well.

Pinnacle Energy Services, LLC

9420 Cedar Lake Ave. Oklahoma City, OK 73114

Ofc: 405-810-9151 Fax: 405-843-4700   www.PinnacleEnergy.com

Based on an evaluation of actual prices received by NAER, differentials to the SEC NYMEX prices were applied. The calculated gas price differential was -$0.86/MMBTU.

Interests

Interest information was provided by NAER for each property, indicating working and net revenue interests. These interests are shown in the attached Exhibit A.

Taxes

Oklahoma state severance tax is 7.095%.

Expenses

Gross operating expenses were estimated to be $ 1060 per month based on the latest 13 months of data provided by NAER.

Future plugging costs were assumed to be equal to salvage value.

Property Description and Reserve Estimates

The E.L. Miller 1 is a single dry-gas well producing from the Morrow formation. It has a very well-established 2.4% annual decline. Remaining reserves were determined by simple decline-curve analysis.

The assumptions, data, methods and procedures used were appropriate for the purpose served by the report in compliance with Item 1202(a)(8)(iv) of Regulation S-K. This method is appropriate for a well of this type. Although not likely, the ability of NAER to recover the estimated remaining reserves from this well could be hampered by mechanical failure, product price market conditions or change in governmental or geopolitical regulations.

Reserves

Remaining recoverable reserves are those quantities of petroleum that are anticipated to be commercially recovered from known accumulations from a given date forward. All reserve estimates involve some degree of uncertainty depending primarily on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty is conveyed by classifying reserves as Proved (highly certain) or Non-Proved (less certain). The estimated reserves and revenues shown in this report were determined for Proved Developed Producing (PDP), Proved Developed Non-Producing (PDNP), and Proven Undeveloped (PUD) reserve categories, as well as Probable (Prob) and Possible (Poss) Non-Proven reserve categories.

By definition, PDP generally refers to existing producing properties, while PDNP refers to the additional reserves from behind pipe (BP) intervals, activities to increase production or reserves from existing completions, or wells which have been tested and are awaiting sales. PUD refers to development drilling locations with definable reserves using offset well and reservoir parameters. For PNP and PUD, the activity or targeted zones must known to produce commercial hydrocarbons in quantifiable volumes and rates and reserves can be reasonably accurately estimated based on analogies and available geological and engineering information.

Pinnacle Energy Services, LLC

9420 Cedar Lake Ave. Oklahoma City, OK 73114

Ofc: 405-810-9151 Fax: 405-843-4700   www.PinnacleEnergy.com

Non-Proven Probable and Possible reserves appear to have engineering and geologic merit and have been determined to have over 50% (Probable) or less than 50% (Possible) likelihood to be commercially productive, but lack some aspect by definition to be considered proven, such as proximity to commercial production, production methods not proven for a certain geological or production application, or other geological or engineering deficiency.

Accuracy of production forecasts generally depends on the amount of historical data production and pressure available and the majority the producing wells reviewed in this evaluation had sufficient historical data to forecast future production with confidence. Those with limited production or pressure data history were forecasted by reviewing analogy well and test data and applying this knowledge to the available well information.

Future Cashflow

Future cash flow being reported is after deducting state production taxes and ad valorem taxes, but prior to deducting federal income taxes. The future net cash flow has been discounted at an annual rate of 10 percent to determine its present worth. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

General

The reserves and values included in this report are estimates only and should not be construed as being exact quantities. The reserve estimates were arrived at by using accepted engineering practices and were primarily based on historical rate decline analysis for existing producers. As additional pressure and production performance data becomes available, reserve estimates may increase or decrease in the future. The revenue from such reserves and the actual costs related may be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the prices actually received for the reserves included in this report and the costs incurred in recovering such reserves may vary from the price and cost assumptions referenced. Therefore, in all cases, estimates of reserves may increase or decrease as a result of future operations.

In evaluating the information available for this analysis, items excluded from consideration were all matters as to which legal or accounting, rather than engineering interpretation, may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data and such conclusions necessarily represent only informed professional judgments. The titles to the properties have not been examined nor has the actual degree or type of interest owned been independently confirmed. A field inspection of the properties is not usually considered necessary for the purpose of this report.

Pinnacle Energy Services, LLC

9420 Cedar Lake Ave. Oklahoma City, OK 73114

Ofc: 405-810-9151 Fax:405-843-4700   www.PinnacleEnergy.com

Information included in this report includes the graphical decline curves for individual wells, projected production and cash flow economic results, and miscellaneous individual well information. Additional information reviewed will be retained and is available for review at any time. Pinnacle Energy Services, L.L.C. can take no responsibility for the accuracy of the data used in the analysis, whether gathered from public sources or otherwise.

Pinnacle Energy Services, LLC

/s/ Richard J. Morrow
Richard J. Morrow, P.E. Petroleum Engineer

Disclaimer: Pinnacle Energy Services, L.L.C. nor any of its subsidiaries, affiliates, officers, directors, shareholders, employees, consultants, advisors, agents, or representatives make any representation or warranty, express or implied, in connection with any of the information made available herein, including, but not limited to, the past, present or future value of the anticipated reserves, cash flows, income, costs, expense, liabilities and profits, if any, to be derived from the properties described herein. All statements, estimates, projections and implications as to future operations are based upon best judgments of Pinnacle Energy Services; however, there is no assurance that such statements, estimates, projections or implications will prove to be accurate. Accordingly, any company, or other party receiving such information will rely solely upon its own independent examination and assessment of said information. Neither Pinnacle Energy Services nor any of its subsidiaries, affiliates, officers, directors, shareholders, employees, consultants, advisors, agents, or representatives shall have any liability to any party receiving the information herein, nor to any affiliate, partner, member, officer, director, shareholder, employee, consultant, advisor, agent or representative of such party from any use of such information. The property description and other information attached hereto are for the sole, confidential use of the person to whom this copy has been made available. It may not be disseminated or reproduced in any matter whatsoever, whether in full or in part, without the prior written consent of Pinnacle Energy Services, L.L.C. This evaluation and all descriptions and other information attached hereto are for information purposes only and do not constitute an evaluation of or offer to sell or a solicitation of an offer to buy any securities.

Pinnacle Energy Services, LLC

9420 Cedar Lake Ave. Oklahoma City. OK 73114

Ofc: 405-810-9151 Fax: 405-843-4700   wvvw.PinnacleEnergy.com

North American Energy Resources, Inc. - Exhibit A

Texas County, OK

As Of 5-1-2013

Reserve Class	Well Name	Location	Operator	API Number	Working Interest (fraction)	Revenue Interest (fraction)
Proved Developed Producing (PDP)	E.L. Miller 1	Sec 5 1N-18ECM	Aexco Petroleum	35-139-20178	0.07500000	0.06152945

Date: 06/13/2013	8:39:14AM	ECONOMIC PROJECTION	Case :	MILLER E L 1
Partner :	All Cases		Type :	LEASE CASE
Retrieval Code :	23500188965	North American Energy Resources	Field :	CAMRICK
Reserve Cat. :	Proved Producing	MILLER E L 1	Operator :	AEXCO PETROLEUM INCORPORATED
Location :	N 1.0/E 18.0/SEC 5.0 C NE SW	Discount Rate : 10.00	Reservoir :	MORROW
Archive Set :	default	As of : 05/01/2013	Co., State :	TEXAS, OK
			API No. :	35139201780000

Est. Cum Oil (Mbbl) :	0.61
Est. Cum Gas (MMcf) :	1,208.74
Est. Cum Water (Mbbl) :	0.00

		Oil	Gas	Oil	Gas	Oil	Gas	Oil & Gas	Misc.	Costs	Taxes	Invest.	NonDisc.CF	Cum
		Gross	Gross	Net	Net	Price	Price	Rev. Net	Rev. Net	Net	Net	Net	Annual	Disc.CF
Year		(Mbbl)	(MMcf)	(Mbbl)	(MMcf)	($/bbl)	($/Mcf)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)
2013		0.00	7.13	0.00	0.44	0.00	2.28	1.00	0.00	0.64	0.07	0.00	0.29	0.28
2014		0.00	10.41	0.00	0.64	0.00	2.28	1.46	0.00	0.95	0.10	0.00	0.40	0.64
2015		0.00	10.16	0.00	0.63	0.00	2.28	1.42	0.00	0.95	0.10	0.00	0.37	0.94
2016		0.00	9.94	0.00	0.61	0.00	2.28	1.39	0.00	0.95	0.10	0.00	0.34	1.20
2017		0.00	9.68	0.00	0.60	0.00	2.28	1.36	0.00	0.95	0.10	0.00	0.31	1.40
2018		0.00	9.45	0.00	0.58	0.00	2.28	1.32	0.00	0.95	0.09	0.00	0.28	1.57
2019		0.00	9.22	0.00	0.57	0.00	2.28	1.29	0.00	0.95	0.09	0.00	0.25	1.71
2020		0.00	9.02	0.00	0.56	0.00	2.28	1.27	0.00	0.95	0.09	0.00	0.22	1.82
2021		0.00	8.78	0.00	0.54	0.00	2.28	1.23	0.00	0.95	0.09	0.00	0.19	1.91
2022		0.00	8.57	0.00	0.53	0.00	2.28	1.20	0.00	0.95	0.09	0.00	0.16	1.98
2023		0.00	8.37	0.00	0.51	0.00	2.28	1.17	0.00	0.95	0.08	0.00	0.14	2.03
2024		0.00	8.19	0.00	0.50	0.00	2.28	1.15	0.00	0.95	0.08	0.00	0.11	2.07
2025		0.00	7.97	0.00	0.49	0.00	2.28	1.12	0.00	0.95	0.08	0.00	0.08	2.09
2026		0.00	7.78	0.00	0.48	0.00	2.28	1.09	0.00	0.95	0.08	0.00	0.06	2.11
2027		0.00	7.59	0.00	0.47	0.00	2.28	1.06	0.00	0.95	0.08	0.00	0.04	2.12

Rem.		0.00	7.69	0.00	0.47	0.00	2.28	1.08	0.00	0.99	0.08	0.00	0.01	0.00
Total	15.7	0.00	139.95	0.00	8.61	0.00	2.28	19.63	0.00	14.98	1.39	0.00	3.25	2.12
Ult.		0.61	1,348.69

				Eco. Indicators
Major Phase :	Gas			Return on Investment (disc) :	0.000	Present Wmorth Profile (M$)
Initial Rate :	893.11	Mcf/month		Return on Investment (undisc) :	0.000	PW	5.00% :	2.58	PW	20.00% :	1.56
Abandonment :	609.84	Mcf/month		Years to Payout :	0.00	PW	8.00% :	2.29	PW	30.00% :	1.24
Initial Decline :	2.400	%/year	b = 0.00	Internal Rate of Return (%) :	0.00	PW	10.00% :	2.12	PW	40.00% :	1.04
Initial Ratio :	0.000	bbl/Mcf							PW	50.00% :	0.90
Abandon Ratio :	0.000	bbl/Mcf							PW	60.00% :	0.80
Abandon Day :	01/13/2029

	Initial	1st Rev	2nd Rev
Working Interest :	0.07500000	0.00000000	0.00000000
Revenue Interest :	0.06152945	0.00000000	0.00000000
Rev. Date :

Case Name: MILLER E L 1	Location: N 1.0/E 18.0/SEC 5.0 C NE SW
Oper: AEXCO PETROLEUM INCORPORATED	County, State: TEXAS,OK
Field: CAMRICK

Gas (Mcf/day) ▽
100
10
95
97
99
01
03
05
07
09
11
13
15
17
19

Hist Gas	Cum: 1,206.95 MMcf	Proj Oil Cum:	0.61 Mbbl
Gas Rem:	139.95 MMcf	Oil Rem:	0.00 Mbbl
Gas EUR:	1,348.69 MMcf		0.61 Mbbl